Exhibit 99.1

Liminal BioSciences Reports Fourth Quarter and Year End 2021 Financial Results

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Planned Phase 1a Single Ascending Dose (“SAD”) clinical trial, commencing in Q2 2022, to compare fezagepras with sodium phenylbutyrate as a nitrogen scavenger
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Repayment in full of the $39.1M secured loan and release of security on the Company’s assets
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Completion of the Phase 1 Multi-Ascending Dose (“MAD”) clinical trial of fezagepras
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Closing of the sale of the plasma-derived therapeutics business and sale of a Rare Pediatric Disease Priority Review Voucher

LAVAL, CANADA, and CAMBRIDGE, ENGLAND – March 17, 2022 – Liminal BioSciences Inc. (Nasdaq: LMNL) (“Liminal BioSciences” or the “Company”), today reported its financial results for the fourth quarter and year ended December 31, 2021.

“The leadership team and I are pleased to have successfully delivered on our objective of simplifying our business structure over the past 12 months as part of our evolution in becoming a streamlined small molecules business,” stated Bruce Pritchard, Chief Executive Officer of Liminal BioSciences. “Today, Liminal BioSciences is a streamlined and debt-free Company, we believe that our pipeline is positioned to deliver multiple anticipated value inflection points throughout 2022 with unencumbered intellectual property and a data-driven clinical development plan. We are also pleased to announce the appointment of Nicole Rusaw, as our Interim Chief Financial Officer effective as of March 2, 2022. Nicole brings with her over 20 years of financial management experience in the biotech and pharmaceutical industry, and 17 years of experience in publicly traded companies.

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Nicole’s skills and experience complement those of the existing team and will add additional management bandwidth to allow us to continue delivering on our business objectives.” Mr. Pritchard added, “We believe we have a solid foundation for growth and our full attention is on delivering on our upcoming clinical trial for our lead candidate fezagepras, as well as progressing toward the selection of our lead GPR84 antagonist and OXER1 antagonist preclinical product candidates.”

Key Corporate and R&D Priorities

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The Company has completed its Phase 1 MAD clinical trial, and analysis of the metabolite data provided evidence to support the hypothesis that fezagepras has nitrogen scavenging properties. The Company intends on initiating further research, including a Phase 1a single ascending dose (“SAD”) clinical trial in healthy volunteers, to assess the relative effectiveness of fezagepras as a nitrogen scavenger in a head-to-head comparison with sodium phenylbutyrate, an established nitrogen scavenging drug, to obtain comparative data for the further development of fezagepras. The Company plans to initiate the Phase 1a, randomized, open label, cross over, clinical trial which will aim to evaluate the safety, tolerability, and pharmacokinetics of SAD of fezagepras compared to sodium phenylbutyrate in healthy subjects in the second quarter of 2022, subject to the receipt of required approvals.
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The Company continues to work on selecting a lead drug candidate for its GPR84 antagonist program to progress to the clinic from among the Company’s current lead compounds, with plans to finalize lead product candidate selection in 2022.
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Similarly, the Company expects to be able to finalize lead candidate selection in 2023 for its OXER-1 program to progress to the clinic.
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During 2022, the Company will continue to review its balance sheet position and actively seek opportunities to monetize non-core assets as well as seeking ways to reduce costs relating to financial instruments and certain commitments associated with the previous operations of the organization.

Fourth Quarter and Full Year 2021 Financial Results

The Company has presented the current and comparative period results of its former plasma-derived therapeutics segment as discontinued operations as a result of its divestment of this business. All figures presented in this section are in Canadian dollars unless otherwise specified.

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Cash was $108.5 million at December 31, 2021 while the Company’s working capital, i.e., the current assets net of current liabilities, was $96.1 million at December 31, 2021. Subsequent to year end, the Company repaid its secured loan for an aggregate amount of $39.1 million, thereby terminating the consolidated loan agreement with Structure Alpha LP (“SALP”), releasing the security granted in favor of SALP over the Company’s assets, including intellectual property; cancelling the warrants issued pursuant to the consolidated loan agreement and terminating the royalty stream agreement entered into between the Company and SALP.
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Revenues from continuing operations were $643K for the year ended December 31, 2021, compared to $724K for the year ended December 31, 2020.
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Research and development (“R&D”) expenses from continuing operations were $4.5 million for the fourth quarter of 2021 compared to $3.0 million for the fourth quarter of 2020, and $18.3 million for the year ended December 31, 2021, compared to $14.2 million for the year ended December 31, 2020. The increase in R&D expenses is mainly due to increases in intangible amortization expenses, as well as a decrease in government grants, in addition to increases in clinical and preclinical expenses, and consulting fees on a year-over-year basis. These increases were partially offset by a decrease in share-based compensation expenses year-over-year.
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Administration expenses from continuing operations were $5.8 million for the fourth quarter of 2021 compared to $7.5 million for the fourth quarter of 2020, and $31.9 million for the year ended December 31, 2021, compared to $32.6 million for the year ended December 31, 2020. The decrease in administration expenses is primarily due to reduced directors’ and officers’ insurance premiums resulting from the change in the Company’s registered office from Quebec to Ontario, as well as the fact that the comparative period expense contained a one-time charge of approximately $2.2 million relating to additional warrants issued pursuant to an amended Securities Purchase Agreement dated November 2020 with no equivalent cost in 2021. The decrease in administration expenses during fiscal 2021 was partially offset by increases in share-based payment expenses as well as reduction in government grants.

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Finance costs were $1.6 million for both the fourth quarter of 2021 and 2020, and were $6.3 million for the year ended December 31, 2021, compared to $2.9 million for the year ended December 31, 2020. The $3.4 million increase in finance costs year over year reflects the increase in our level of indebtedness following the issuance of the secured convertible debentures (“SCD”) in July 2020, which remained outstanding until the SCD were converted into our common shares in October 2021, and the issuance of additional long-term debt to SALP in September 2020.
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Net loss from continuing operations, net of taxes was $8.8 million for the fourth quarter of 2021 compared to $12.6 million for the fourth quarter of 2020, and $45.1 million for the year ended December 31, 2021, compared to $49.0 million for the year ended December 31, 2020. The decrease in loss was mainly due to the reduction in administration expenses and the increase in the gain on the change in fair value of the warrant liability. The decrease in net loss from continuing operations, net of taxes, was partially offset by the previously discussed increase in research and development expenses and a decrease in impairment losses.
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Gain/loss on sale of subsidiaries was a loss of $0.1 million for the fourth quarter of 2021 compared to a gain of $3.4 million in the fourth quarter of 2020, and a gain of $140.4 million for the year ended December 31, 2021 compared to a gain of $3.4 million for the year ended December 31, 2020. The gain on sale of subsidiaries during fiscal year 2021 is a result of the sale of the Pediatric Disease Priority Review Voucher (“PRV”) for gross proceeds of $132.9 million (USD 105 million) and the proceeds received on the sale of our subsidiary Prometic Bioproduction Inc. (“PBP”) in July 2021 as well as those received from the sale of our Prometic Biotherapeutics Inc. (“PBT”) subsidiary in October 2021. During the fourth quarter of fiscal 2020, the Company finalized the post-closing conditions of the Prometic Bioseparations Ltd. (“PBL”) sale, resulting in a gain of $3.4 million in the comparative period.

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Net Loss from discontinued operations was a loss of $0.4 million for the fourth quarter of 2021 compared to a loss of $30.8 million in the fourth quarter of 2020, a decrease of $30.3 million. This decrease was mainly due to the recognition of an impairment of $19.7 million during the fourth quarter of 2020 and since there were only minor expenses incurred in the fourth quarter of 2021 until PBT was sold on October 15, 2021 compared to having the full operations of the plasma-derived therapeutics segment in the comparative period. The net loss from discontinued operations was $83.1 million for the year ended December 31, 2021, compared to a loss of $73.1 million for the year ended December 31, 2020. The increase in net loss was due to payments made by PBT to PBP, when PBP was under the ownership of Kedrion S.p.A., of $45.8 million for R&D services and the recording of an onerous contract of $21.9 million as a result of the divestiture of the plasma-derived therapeutic segment. This increase was partially offset by a reduction in impairment losses and since the discontinued operations results include the results for PBP and PBT until the date of their sale.
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Net income/loss was a loss of $9.3 million for the fourth quarter of 2021 compared to a loss of $40.0 million for the fourth quarter of 2020, and net income of $12.2 million for the year ended December 31, 2021 compared to a net loss of $118.8 million for the year ended December 31, 2020, the decrease in net loss driven by the discontinued operations.

Liminal will host a conference call at 8:30 am (ET) on Friday March 18, 2022. The telephone numbers to access the conference call are 1-888-390-0605 and 416-764-8609. An audio replay of the call will be available as of Friday March 18, 2022 at 11:30 am (ET). The numbers to access the audio replay are 416-764-8677 and 1-888-390-0541 using the following password (876829 #). A live audio webcast of the conference call will be available by clicking here.

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About Liminal BioSciences Inc.

Liminal BioSciences is a clinical stage biopharmaceutical company focused on developing distinctive novel small molecule therapeutics for inflammatory, fibrotic, and metabolic diseases using our drug discovery platform and a data driven approach. The Company’s lead small molecule product candidate, fezagepras, has completed a Phase 1 MAD clinical trial and the Company anticipates conducting a comparative Phase 1a single ascending dose clinical trial to provide comparative data to support its development plan.

In addition, the Company is also currently developing a selective GPR84 antagonist candidate and a selective OXER1 antagonist candidate. Our GPR84 and OXER1 antagonist programs are currently at the preclinical stage.

Liminal BioSciences has active business operations in Canada and the United Kingdom.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Some of the forward-looking statements can be identified by the use of forward-looking words. Statements that are not historical in nature, including the words “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “should,” “could,” “would,” “may,” “will,” “forecast” and other similar expressions are intended to identify forward-looking statements. These statements include those related to Liminal BioSciences’ objectives, strategies and businesses that involve risks and uncertainties. Forward‐looking information includes statements concerning, among other things: advancement of Liminal Biosciences’ product candidates, the outcome of anticipated clinical trials; the analysis of our clinical trial data; the potential development of Liminal Biosciences’ R&D programs; the properties of our drug candidates; the timing of initiation or nature of preclinical and clinical trials and potential therapeutics areas; our ability to actively seek and close on opportunities to monetize non-core assets and reduce costs relating to contracts associated with the previous operations of the organization.

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These statements are "forward-looking" because they are based on our current expectations about the markets we operate in and on various estimates and assumptions. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. Among the factors that could cause actual results to differ materially from those described or projected herein include, but are not limited to, risks associated with: the Company’s ability to develop, manufacture, and successfully commercialize product candidates, if ever; the impact of the COVID-19 pandemic on the Company’s workforce, business operations, clinical development, regulatory activities and financial and other corporate impacts; the availability of funds and resources to pursue R&D projects, clinical development, manufacturing operations or commercialization activities; the successful and timely initiation or completion of clinical trials; the ability to take advantage of financing opportunities or business opportunities in the pharmaceutical industry; the Company’s ability to resolve the Nasdaq listing deficiency and regain compliance with the Nasdaq Listing Rules; uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals; and general changes in economic conditions. You will find a more detailed assessment of these risks, uncertainties and other risks that could cause actual events or results to materially differ from our current expectations in the filings and reports the Company makes with the U.S. Securities and Exchange Commission and Canadian Securities Administrators, including in the Annual Report on Form 20-F for the year ended December 31, 2021, as well as other filings and reports Liminal Biosciences’ may make from time to time. Such risks may be amplified by the ongoing COVID-19 pandemic and any related impacts on Liminal BioSciences’ business and the global economy.

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As a result, we cannot guarantee that any given forward-looking statement will materialize. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof. We assume no obligation to update any forward-looking statement contained in this press release even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations.

For further information please contact:

Corporate Contact

Shrinal Inamdar

Manager, Investor Relations and Communications

s.inamdar@liminalbiosciences.com

+1 450.781.0115

Media Contact

Kaitlin Gallagher

kgallagher@berrypr.com

+1 212.253.8881

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